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                                                                       EXHIBIT 1

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                                           Bid.Com International Inc.
                                           6725 Airport Road, Suite 201
                                           Mississauga, ON    L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                           Website: www.bid.com
                                           (Nasdaq: BIDS, TSE: BII)

For Immediate Release

                       BID.COM TO MAINTAIN NASDAQ LISTING
                                UNDER MORATORIUM
                Announces Third-Quarter Performance Expectations

TORONTO - October 2nd, 2001 - Bid.Com International Inc. (NASDAQ: BIDS, TSE:
BII), a global provider of dynamic pricing solutions, today announced that, as a result of the announcement by the Nasdaq Stock Market of a moratorium on minimum bid and public float requirements for continued listing, the Company has been granted temporary relief and will maintain its listing status. The moratorium is expected to remain in place until January 2, 2002. Previously, the Company reported that it was subject to delisting pending the completion of an appeal process. Bid.Com's common stock will continue to be listed under the symbol
Nasdaq: Bids.

"Although we continue to receive exposure and liquidity through the Toronto Stock Exchange, maintaining our listing status on the Nasdaq Stock Market is an important development, particularly as we refocus our efforts and, in effect, re-launch our company," said Jeff Lymburner, President and CEO, Bid.Com International Inc.

As previously announced, pending shareholder approval, the Company intends to acquire ADB Systemer, a software provider of enterprise asset management solutions, and change its name to ADB Systems International. A special meeting for shareholders to approve the acquisition, name change and related corporate developments is slated for October 10 in Toronto. An offer has been mailed to all shareholders of ADB Systemer.

Bid.Com also reported that it expects that its operating cash burn will be approximately $2.5 million for the third quarter ended September 30, 2001, or $500,000 better than previously expected, and that its operating loss for the quarter will be approximately $2.5 million, which is $1 million less than the previous quarter. The Company anticipates that revenue for the third quarter ended September 30, 2001, will be approximately $600,000.

"Like other technology companies, Bid.Com has been significantly impacted by the global economic slowdown particularly in recent weeks as several customers have deferred decisions until the fourth quarter," Mr. Lymburner said. "Nonetheless, we have put in place a number of measures designed to reduce our operating expenses and improve earnings per share performance. We are encouraged that these measures have already resulted in a tangible improvement to our bottom line."

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Bid.Com to maintain Nasdaq listing/2

Mr. Lymburner concluded: "Although general economic indicators are still unfavourable, we believe that we will see continued bottom-line improvement in the fourth quarter and an improvement in revenues well in excess of 100 percent given our existing sales pipeline and the pending acquisition of ADB Systemer."

About Bid.Com International Inc.:
---------------------------------
Founded in 1995, Bid.Com (NASDAQ: BIDS, TSE: BII) provides a comprehensive suite of dynamic pricing solutions that allow organizations to buy and sell on-line more effectively. Thanks to an award-winning and scaleable technology platform, Bid.Com's multiple transaction methods and strategic sourcing applications can be integrated within any business-to-business or consumer-based environment. Current customers and partners include GE Capital, News International, Research In Motion, CapGemini, ValueVision International Inc., Skerman Group and PricewaterhouseCoopers.

Bid.Com has offices in Toronto (Ontario), Tampa (Florida), New York, London (U.K.), and Dublin (Ireland).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's ("the Company") results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business sales and operations, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information on Bid.Com International Inc. please visit www.bid.com

Contacts:
At Bid.Com:
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Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@bid.com
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